POLICY DISCLOSURE NOTICE TERRORISM RISK INSURANCE ACT 2002
On December 26, 2007, the President of the United States signed into law amendments to the Terrorism Risk Insurance Act of 2002 (the “Act”), which, among other things, extend the Act and expand its scope. The Act establishes a program under which the Federal Government may partially reimburse “Insured Losses” (as defined in the Act) caused by “acts of terrorism”. An “act of terrorism” is defined in Section 102(l) of the Act to mean any act that is certified by the Secretary of the Treasury — in concurrence with the Secretary of State and the Attorney General of the United States — to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.
The Federal Government’s share of compensation for Insured Losses is 85% of the amount of Insured Losses in excess of each Insurer’s statutorily established deductible, subject to the “Program Trigger”, (as defined in the Act). In no event, however, will the Federal Government or any Insurer be required to pay any portion of the amount of aggregate Insured Losses occurring in any one year that exceeds $100,000,000,000, provided that such Insurer has met its deductible. If aggregate Insured Losses exceed $100,000,000,000 in any one year, your coverage may therefore be reduced.
Please note that no separate additional premium charge has been made for the terrorism coverage required by the Act. The premium charge that is allocable to such coverage is inseparable from and imbedded in your overall premium, and does not include any charge for the portion of losses covered by the Federal Government under the Act. The charge is no more than one percent of your premium.
IMPORTANT NOTICE — INDEPENDENT AGENT AND BROKER
COMPENSATION
NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY. PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.
For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA,

Hartford, CT 06183.
HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO
TRAVELERS
Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:
’ better protects the interests of all parties;
’ helps Travelers to try to resolve losses or claims more quickly; and
’ often reduces the overall cost of a loss or claim — losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.
Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.
FAX
Use this number to report a loss, claim, or potential claim by fax toll free.
1-888-460-6622
US MAIL
Use this address to report a loss, claim, or potential claim by U S Mail.
Bond-FPS Claims Department Travelers Mail Code NB08F 385 Washington Street
Saint Paul, Minnesota 55102
EMAIL
Use this address to report a loss, claim, or potential claim by email.
Pro.E&O.Claim.Reporting@SPT.com
This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.
INVESTMENT COMPANY BLANKET BOND

St. Paul Fire and Marine Insurance Company
St. Paul, Minnesota 55102-1396 (A Stock Insurance Company, herein called Underwriter)
DECLARATIONS BOND NO. 490PB2691
Item 1. Name of Insured (herein called Insured):
GLG INVESTMENT SERIES TRUST
Principal Address:
390 Park Avenue New York, NY 10022
Item 2. Bond Period from 12:01 a.m. on 07/30/10 to 12:01 a.m. on 07/30/11 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.
Item 3. Limit of Liability
Subject to Sections 9, 10, and 12 hereof:

	Limit of	Deductible
	Liability	Amount
Insuring Agreement A — FIDELITY	$525,000	$0
Insuring Agreement B — AUDIT EXPENSE	$50,000	$5,000
Insuring Agreement C — PREMISES	$525,000	$15,000
Insuring Agreement D — TRANSIT	$525,000	$15,000
Insuring Agreement E — FORGERY OR ALTERATION	$525,000	$15,000
Insuring Agreement F — SECURITIES	$525,000	$15,000
Insuring Agreement G — COUNTERFEIT CURRENCY	$525,000	$15,000
Insuring Agreement H — STOP PAYMENT	$100,000	$10,000
Insuring Agreement I — UNCOLLECTIBLE ITEMS OF DEPOSIT	$525,000	$15,000
OPTIONAL COVERAGES ADDED BY RIDER:
Insuring Agreement J — Computer Systems	$525,000	$15,000
If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered — Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A
ICB001 Rev. 7/04 a 2004 The Travelers Companies, Inc. Page 1 of 2
Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through ICB010 Ed. 07/04, ICB011 Ed. 02/10, ICB016 Ed. 07/04, ICB026 Ed. 07/04, ICB057 Ed. 04/05
Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.
IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.
Countersigned: ST. PAUL FIRE AND MARINE INSURANCE COMPANY
/s/Bruce Backberg, Secretary
/s/Brian MacLean, President
Authorized Representative Countersigned At
Countersignature Date
ENDORSEMENT OR RIDER NO. THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

DATE ENDORSEMENT
ATTACHED TO AND FORMING	OR	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
PART OF BOND OR POLICY NO.	RIDER EXECUTED	12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
490PB2691	10/06/10	07/30/10

*	ISSUED TO

GLG INVESTMENT SERIES TRUST
Named Insured Endorsement
It is agreed that:
1. From and after the time this rider becomes effective the Insured under the attached bond are:
GLG International Small Cap Fund GLG Investment Series Trust
1.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

2.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

3.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

4.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

5.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By

INSURED ICB010 Ed. 7-04 [a] 2004 The St. Paul	Authorized
Travelers Companies, Inc. All Rights Reserved	Representative Page	1 of 1
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

490PB2691 ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	10/06/10 DATE ENDORSEMENT OR RIDER EXECUTED	07/30/10 * EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY

*	ISSUED TO

GLG INVESTMENT SERIES TRUST
COMPUTER SYSTEMS
It is agreed that:
1. The attached bond is amended by adding an additional Insuring Agreement as follows:
INSURING AGREEMENT J COMPUTER SYSTEMS
Loss resulting directly from a fraudulent
(1)	entry of data into, or
(2)	change of data elements or program within,
a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes
(a)	Property to be transferred, paid or delivered,
(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
(c)	an unauthorized account or a fictitious account to be debited or credited, and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to

(i)	cause the Insured to sustain a loss, and
(ii)	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.
SCHEDULE
All systems utilized by the Insured
2. As used in this Rider, Computer System means
(a)	computers with related peripheral components, including storage components, wherever located,
(b)	systems and applications software,
(c)	terminal devices, and
(d)	related communication networks
by which data are electronically collected, transmitted, processed, stored and retrieved.
3. In addition to the exclusions in the attached bond, the following exclusions are applicable to the Computer Systems Insuring Agreement:
(a)	loss resulting directly or indirectly from the theft of confidential information, material or data; and
(b)	loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the
Insured’s
Computer System; and
(c) loss discovered by the Insured before this Rider is executed or after coverage under this Rider terminates.
4. Solely with respect to the Computer Systems Insuring Agreement, the following replaces SECTION 9, NONREDUCTION AND NON-ACCUMULATION OF

LIABILITY AND TOTAL LIABILITY, (a) — (e), of the CONDITIONS AND LIMITATIONS:
(a)	all fraudulent activity of any one person, or in which any one person is implicated, whether or not that person is specifically identified, shall be deemed to be one loss, or
(b)	a series of losses involving unidentified persons but arising from the same method of operation shall be deemed to be one loss, and
5. The following is added to the OPTIONAL COVERAGE ADDED BY RIDER section of Item 3. of the DECLARATIONS:
Limit of Liability Deductible Amount Insuring Agreement J Computer Systems $525,000 $15,000
6. The following is added to the CONDITIONS AND LIMITATIONS:
If any loss is covered under the Computer Systems Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one such Insuring Agreement or Coverage.
7. The following is added to SECTION 13. TERMINATION of the CONDITIONS AND LIMITATIONS:
Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety
(a)	60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or
(b)	immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.
The Underwriter shall refund to the Insured the unearned premium for the coverage under this Rider. The refund shall be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

490PB2691 ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	10/06/10 DATE ENDORSEMENT OR RIDER EXECUTED	07/30/10 * EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

*	ISSUED TO
GLG INVESTMENT SERIES TRUST
Definition of Investment Company
It is agreed that:
1. Section 1, Definitions, under General Agreements is amended to include the following paragraph:
(f) Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the names of Insureds on the Declarations.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

490PB2691 ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	10/06/10 DATE ENDORSEMENT OR RIDER EXECUTED	07/30/10 * EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

*	ISSUED TO
GLG INVESTMENT SERIES TRUST
Add Exclusions (n) & (o)
It is agreed that:

1. Section 2, Exclusions, under General Agreements, is amended to include the following sub-sections:
(n)	loss from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.
(o)	the underwriter shall not be liable under the attached bond for loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.
The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss.

490PB2691 ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	10/06/10 DATE ENDORSEMENT OR RIDER EXECUTED	07/30/10 * EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

*	ISSUED TO
GLG INVESTMENT SERIES TRUST
New York Statutory Rider
1. The first paragraph of Section 13. “TERMINATION” under Conditions and Limitations is amended by adding the following:
Cancellation of this bond by the Underwriter is subject to the following provisions:
If the bond has been in effect for 60 days or less, it may be canceled by the Underwriter for any reason. Such cancellation shall be effective 60 days after the Underwriter mails a notice of cancellation to the first-named Insured at the mailing address shown in the bond. However, if the bond has been in effect for more than 60 days or is a renewal, then cancellation must be based on one of the followings grounds:
(A)	non-payment of premium, however, that a notice of cancellation on this ground shall inform the insured of the amount due;
(B)	conviction of crime arising out of acts increasing the hazard insured against;
(C)	discovery of fraud or material misrepresentation in the obtaining of the bond or in the presentation of claim thereunder;
(D)	after issuance of the bond or after the last renewal date, discovery of an act or omission, or a violation of any bond condition that substantially and materially increases the hazard Insured against, and which occurred subsequent to inception of the current bond period;
(E)	material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond was issued or last renewed;
(F)	the cancellation is required pursuant to a determination by the superintendent that continuation of the present premium volume of the Insurer would jeopardize the Insurer’s solvency or be hazardous to the interest of the Insureds, the Insurer’s creditors or the public;
(G)	a determination by the superintendent that the continuation of the bond would violate, or would place the Insurer in violation of, any provision of the New York State Insurance laws.
(H)	where the Insurer has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the Insured property will be destroyed by the Insured for the purpose of collecting the insurance proceeds, provided, however, that:
(i)	a notice of cancellation on this ground shall inform the Insured in plain language that the Insured must act within ten days if review by the Insurance Department of the State of New York of the ground for cancellation is desired, and

(ii)	notice of cancellation on this ground shall be provided simultaneously by the Insurer to the Insurance Department of the State of New York.

(iii)	upon written request of the Insured made to the Insurance Department of the State of New York within ten days from the Insured’s receipt of notice of cancellation on this ground, the department shall undertake a review of the ground for cancellation to determine whether or not the Insurer has satisfied the criteria for cancellation specified in this subparagraph; if after such review the this ground shall be deemed null and void.
Cancellation based on one of the above grounds shall be effective 60 days after the notice of cancellation is mailed or delivered to the Named Insured, at the address shown on the bond, and to its authorized agent or broker.
1.	If the Underwriter elects not to replace a bond at the termination of the Bond Period, it shall notify the Insured not more than 120 days nor less than 60 days before termination. If such notice is given late, the bond shall continue in effect for 60 days after such notice is given. The Aggregate Limit of Liability shall not be increased or reinstated. The notice not to replace shall be mailed to the Insured and its broker or agent.

2.	If the Underwriter elects to replace the bond, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any premium increase as a result of experience rating), the Underwriter must mail written notice to the Insured and its agent or broker not more than 120 days nor less than 60 days before replacement. If such notice is given late, the replacement bond shall be in effect with the same terms, conditions and rates as the terminated bond for 60 days after such notice is given.

3.	The Underwriter may elect to simply notify the Insured that the bond will either be not renewed or renewed with different terms, conditions or rates. In this event, the Underwriter will inform the Insured that a second notice will be sent at a later date specifying the Underwriter’s exact intention. The Underwriter shall inform the Insured that, in the meantime, coverage shall continue on the same terms, conditions and rates as the expiring bond until the expiration date of the bond or 60 days after the second notice is mailed or delivered, whichever is later.

     The following resolutions were adopted by the Board of Trustees (the “Board”) of GLG Investment Series Trust (the “Trust”) at the Initial Meeting of the Board held on July 21, 2010, at which a majority of Trustees who are not “interested persons” of the Trust approved the amount and form of the current fidelity bond for the period from July 30, 2010 to July 30, 2011:
     RESOLVED, that the Board, including the separate vote of a majority of the Independent Trustees, hereby determines that the fidelity bond to be issued by St. Paul Fire and Marine Insurance Company (the “Fidelity Bond”) in accordance with the requirements of Rule 17g-1 under the 1940 Act in the amount of $525,000, is reasonable in form and amount, after having given due consideration to the value of the estimated initial assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities held by the Trust; and further
     RESOLVED, that the Board, including the separate vote of a majority of the Independent Trustees, hereby approves the Fidelity Bond and authorizes the payment by the Trust of the annual premium of $2,000 on the Fidelity Bond (including a risk management fee payable to the insurance broker for the Trust), after giving due consideration to all relevant factors, including, but not limited to, the amount of the coverage under the Fidelity Bond; and further
     RESOLVED, that Nadine Le Gall be, and hereby is, designated as the person to make any filings and to give any notices on behalf of the Trust required by paragraph (g) of Rule 17g-1.

ENDORSEMENT OR RIDER NO.
THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	*	EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED
12:01 A.M. STANDARD TIME AS
490PB2691	06/29/11		07/30/11	SPECIFIED IN THE BOND OR POLICY

* ISSUED TO
GLG INVESTMENT SERIES TRUST

AMEND DECLARATIONS
It is agreed that: The following checked items are amended on the Declarations Page:

☐	Item 1.	Name of Insured / Principal Address:
From:

To:

☒	Item 2.	Bond Period:
From: 12:01 a.m. on 07/30/2010 to 12:01 a.m. on 09/01/2011 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.
☐	Item 3.	Limit of Liability is hereby amended to read as follows:
			Limit of Liability	Deductible Amount
		Insuring Agreement A - Fidelity	$	$
		Insuring Agreement B - Audit Expense	$	$
		Insuring Agreement C - Premises	$	$
		Insuring Agreement D - Transit	$	$
		Insuring Agreement E - Forgery or Alteration	$	$
		Insuring Agreement F - Securities	$	$
		Insuring Agreement G - Counterfeit Currency	$	$
		Insuring Agreement H - Stop Payment	$	$
		Insuring Agreement I - Uncollectible Items of Deposit	$	$
Optional Coverages Added by Rider:

			$	$
			$	$
			$	$
			$	$
			$	$
☐	Item 4.	Offices or Premises Covered:
The following offices or premises are added:
This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED
ICB028 Ed. 7-04
a 2004 The Travelers Indemnity Company. All rights reserved.
* This is not a certified copy of any policy form. * Actual policy provisions may differ.

     The following resolutions were adopted by the Board of Trustees (the “Board”) of GLG Investment Series Trust (the “Trust”) at the Regular Quarterly Meeting of the Board held on July 20, 2011, at which a majority of Trustees who are not “interested persons” of the Trust approved the extension of the current fidelity bond for the period from July 31, 2011 to August 31, 2011:
Extension of Current Fidelity Bond
     RESOLVED, that the extension of the Trust’s current fidelity bond coverage (the “Current Fidelity Bond”) for the period from July 31, 2011 to August 31, 2011, which provides for coverage in the amount of $525,000, is hereby approved; and further
     RESOLVED, that the Board, including by a separate vote of a majority of the Independent Trustees, hereby approves the extension of the Current Fidelity Bond and the premium to be paid by the Trust in connection with the extension of the Current Fidelity Bond; and further
     RESOLVED, that the appropriate officers of the Trust be, and they hereby are, authorized and directed to prepare, execute, and file such documents, and to take such other action as may from time to time be necessary or appropriate in furtherance of the foregoing resolutions; and further
     RESOLVED, that the Trust’s Chief Compliance Officer be, and hereby is, designated as the person to make any filings and to give any notices on behalf of the Trust required by paragraph (g) of Rule 17g-1.